UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
1219601

DIVISION OF
CORPORATION FINANCE

[redacted]

04021387

March 24, 2004

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/24/2004

Re: Crown Holdings, Inc.
Incoming letter dated February 13, 2004

Dear Mr. Morse:

This is in response to your letter dated February 13, 2004 concerning the shareholder proposal submitted to Crown Holdings by Robert D. Morse. On February 4, 2004, we issued our response expressing our informal view that Crown Holdings could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William G. Lawlor
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793

ATTN: MARTIN R. DUNN
Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

February 13, 2004
Ph: 856 235 1711

Ladies and Gentlemen:

Re: Crown Holdings decision.

I wish to state that I am both disappointed and dissatisfied with your decision to delete my proposal on the grounds presented.

You may be correct in stating that a Company's [in this instance, supposed] proposal supercedes a similar one by a proponent according to the Rules. However, in your findings, you ignored my statement that no such similar subject proposal existed as of the time I made a proposal [August, 2003] None such, nor the wording thereof was quoted. or presented in the objection to the S.E.C..

This is the second time the Commission has ruled against a similar proposal of mine when no copy was offered by the Company dated as prior to mine. A non-valid loophole should not be accepted. It smacks of favoritism.

In three other instances, the Commission has reversed its findings on Corporate appeal, all three failing to concur with me that "plurality" voting is a denial of "The Right to dissent", a violation of the Constitution, and/or the Bill of Rights, by removing "Against" from the ballot card in five states of incorporation. In so doing, there can be no result other than a "win" for the Management appointees.

It appears that defense of the "Rules" takes priority over resolving my oberservation of a violation of National Law. and no refutation forthcoming.

Enclosures: Exhibits

Sincerely,

Robert D. Morse
Robert D. Morse

EXHIBIT

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to conclude that AT&T has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Attorney-Advisor

EXHIBIT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 11, 2002

John W. Thomson
Senior Attorney
AT&T Corp.
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920

Re: AT&T Corp.
Incoming letter dated March 5, 2002

Dear Mr. Thomson:

This is in response to your letter dated March 5, 2002 concerning the shareholder proposal submitted to AT&T by Robert Morse. On February 7, 2002, we issued our response expressing our informal view that AT&T could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(2). Specifically, AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal would result in AT&T's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). There also appears to be some basis for your view that AT&T may exclude the second proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

These rhymes are for stress relief.
Not part of the presentation.

FUNDAMENTALS

Many investors put their money in funds;
I happen to be different than the other ones.
If you read up on business news as it does unfold,
You need not rely on others to be told:
Funds are for many, whom are not experimental,
So, you buy your funds, while I use the mental.

Robert Dennis Morse
9:30AM 2-27-02

LIT-A-GATION

This is apt to kindle a mind's fire,
But I am entertaining, not arousing your ire.
When opposing parties choose going to court,
One or the other loses, as in sport.
If you act too fast, have no inkling,
I am aware of a slight sound, money tinkling !
Lawyers must make a living, of course,
And you just happen to be the source.

STATISTICS

Do you know the role of an actuarial ?
They estimate the span of life before your burial.
When a company writes a life policy plan,
They expect you to live longer than
The time it takes to collect your money.
Believe you me, it is not funny.

TRIED AND TRUE

The Presidential race moved to a Florida Court,
Where many a legal argument was wrought.
No matter the finding, this is true,
Somebody may squirm when the fees are due.

Robert Dennis Morse

Robert Dennis Morse

These rhymes are for stress relief..
Not part of the presentation.

A MARITAL THING

Give some thought to a marital thing;
To solve the trouble it may bring.
Don't be too quick blaming your spouse,
It might be caused by what you espouse.

REFLECTIONS

Are you aware that we have two types of reflection ?
I will print them out for your inspection:
The foremost is in a mirror or surface,
But the second may serve a bettor purpose.
Seeing our looks, we might improve our appearance,
Yet, rethinking our behavior can become an experience.

Robert Dennis Morse

1-26-04 6 min. 3:30PM

TEMPERAMENT

Some words seem to be interconnected.
In fact, they are often intersected;
Which might lead to the unexpected.
Take for instance, the word temper,
Add some more letters and I venture
One may have reached a temperature.
To get a rise from you and to vent
You happen to have a temper, I meant.

AGE LESSON

I doubt it will ever become a rage,
Or a benefit to reveal one's age.
However, a time arrives for a date
About which I need not contemplate.
When I reach a total of eighty-eight,
Do I claim an "Old's" as my running mate ?
Then I've finally gotten automated;
But if I admit this now, was I sedated ?

Robert Dennis Morse

Robert Dennis Morse

PROFOUND

My thought dwelt on the word "Profound";
One most worthy, I have found.
It expresses quality in one's actions,
Not succumbing to any distractions.
Mother attended a neighbor's burial service one day,
She reported back to us how the Minister did pray:
"The sun has set, while yet still day".
What a most profound way to say
That an accident had taken a loved one away,
And those left behind should still hold sway.

KNOW IT ALL

If you have a penchant to: "Know it all"
Here is something for us all:
All Bran is low in cholesterol;
It can be found in a feeder stall.
Not to mention a colorful box,
Stashed on a shelf, there are no locks.
Now, that is not just a cereal for us,
Bran, being oats, rye, or other muss,
Wait for the brewer to make it,
Then it may be more tasty to take it !

DERELICT

Would you consider this a wonderful term ?
A word so descriptive, I am firm
In placing it above others in that vein.
Of course, I'm expected to explain:
Let's consider bum, and drunkard and loafer,
These words in my vocabulary, I do not go for.
To become a derelict, depicts not one's choice,
Just as becoming a castaway, you have no voice.
So, picture a straggling man on a beach,
While all hope of rescue is beyond reach.

Robert Dennis Morse

Robert Dennis Morse